

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

Thomas J. Edwards, Jr.
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

>   **Re: Brinker International, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 29, 2016**
>   **Filed August 29, 2016**
>   **File No. 001-10275**

Dear Mr. Edwards:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Melissa Raminpour
>
>   Melissa Raminpour
>   Accounting Branch Chief
>   Office of Transportation and Leisure